Exhibit 3.5

FORM 51-102F3 MATERIAL CHANGE REPORT
Item	1	Name and Address of Company
		First Quantum Minerals Ltd.
		8th Floor – 543 Granville Street
		Vancouver, British Columbia
		Canada, V6C 1X8
		Telephone Number: 604 - 688 – 6577
Item	2	Date of Material Change
		February 8, 2005.
Item	3	News Release
		The news release was disseminated on February 8, 2005 through Canadian Corporate News and
		the London Stock Exchange.
Item	4	Summary of Material Change
		See attached News Release dated February 8, 2005.
Item	5	Full Description of Material Change
		See attached News Release dated February 8, 2005.
Item	6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
		Not applicable.
Item	7	Omitted Information
		Not applicable.
Item	8	Executive Officer
		Michael D. Philpot, Vice-President Administration, Corporate Secretary
		Telephone: 604 – 688 – 6577
Item	9	Date of Report
		February 9, 2005.

FIRST QUANTUM MINERALS ANNOUNCES EXPANDED MINE PLAN FOR KANSANSHI

-KANSANSHI ANNUAL COPPER PRODUCTION TO GROW TO 145,000 TONNES BY 2006-

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSX Symbol “FM”, LSE Symbol “FQM”) is pleased to provide a new expanded five year mine plan for the Company’s Kansanshi Mine located in the North Western Province of Zambia. The Kansanshi Mine is currently being commissioned with commercial production anticipated to begin in March 2005. The five year plan has been independently reviewed by AR Cameron & Associates of Perth, Australia in an Operations Review dated January 2005.

EXPANDED FIVE YEAR MINE PLAN (detailed statistics are available at www.first-quantum.com)

	Units	2005	2006	2007	2008	2009

Scenario*		(4O+4S)	(4O+8S)	(4O+8S)	(4O+8S)	(4O+8S)

Copper in Concentrate	tonnes	48,155	76,706	91,868	72,539	60,500

Copper in Cathodes	tonnes	42,845	70,862	71,489	71,109	69,461

Total Copper Produced	tonnes	91,000	147,568	163,357	143,648	129,961

Gold Produced	ounces	36,022	50,686	59,748	44,651	41,318

* O = million tonnes of oxide ore, S = million tonnes of sulphide ore

The average C1 costs over the first 5 years of copper production at the expanded level as confirmed by AR Cameron, is $0.45/lb. The increase in cost, compared to the GRD Minproc Definitive Feasibility Study (DFS) dated December 2003, in which an average C1 cost of $0.38 was estimated, is mainly attributable to the increased volumes of copper in concentrate produced under the revised plan and general increases in consumable costs.

Philip Pascall, Chairman and CEO commented, “We have chosen to expand the original design of the Kansanshi processing plant in order to maximize copper production during the current period of favorable copper prices. As a result, we expect the Kansanshi mine to produce exceptional economic returns for First Quantum shareholders, our partner Zambian Consolidated Copper Mines and the people of the North Western Province of Zambia.”

CHRONOLOGY OF KANSANSHI CONSTRUCTION

The original DFS for Kansanshi envisioned the treatment of 4 million tonnes of oxide ore and 2 million tonnes of sulphide ore (4O+2S) to produce an average of 100,000 tonnes of finished copper production per year.

Capital additions carried out to the sulphide milling circuit during initial construction at Kansanshi will double name plate throughput of sulphide ore to 4 million tonnes per year (4O+4S). This will result in copper concentrate production substantially outperforming the DFS forecasts in 2005 when an aggregate production of 91,000 tonnes is planned.

In addition, a $29 million capital program committed in 2005 will expand the sulphide circuit again to eight million tonnes of treatment capacity (4O+8S) which will result in an average of 145,000 tonnes of finished copper production per year during the period of 2006-2009. Final capital costs for the expanded project will be reported in due course.

Finally, an additional expansion of the sulphide circuit is under consideration for 2008 to increase the sulphide treatment capacity to 12 million tonnes of sulphide ore (4Ox12S) to maintain annual finished copper production of 145,000 tonnes as oxide ore is depleted and sulphide ore grades begin to fall.

On Behalf of the Board of Directors of First Quantum Minerals Ltd. “G. Clive Newall” G. Clive Newall President	12g3-2b-82-4461 Listed in Standard and Poor’s Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor. 543 Granville Street Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company’s hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.